                                 D. SCHEDULE 13G


           ACQUISITION STATEMENT FOR SECURITIES PURCHASED PURSUANT TO
                           SECTION 13 OF THE 1934 ACT


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                (AMENDMENT NO. )*


                       Boston Restaurant Associates, Inc.
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                    101122109
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                                 (CUSIP Number)


                                December 31, 2000
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             (Date of Event Which Requires Filing of this Statement)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
             John P. Polcari, Jr.           ###-##-####

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  2    Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                     (a)  [ ]
               N/A                                                   (b)  [ ]
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  3    SEC Use Only

--------------------------------------------------------------------------------
  4    Citizenship or Place of Organization     U.S.A.

--------------------------------------------------------------------------------
                5                                                  COMMON STOCK
                     Sole Voting Power:  John P. Polcari, Jr.         731,346

                                         John P. Polcari, Jr.      COMMON STOCK
                                                                      OPTIONS
                                                                      159,173

              ------------------------------------------------------------------
                6    Shared Voting Power:

                     John P. Polcari, Jr. and Lucille Salhany Polcari   68,670

                     Held by spouse Lucille Salhany                     54,988

                     Held by spouse Lucille Salhany                     12,741
                     as Trustee for Hal & Jake Polcari (minors)

              ------------------------------------------------------------------
   Each         7    Sole Dispositive Power: Same as 5
 Reporting
Person With
              ------------------------------------------------------------------
                8    Shared Dispositive Power: Same as 6

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   9     Aggregate Amount Beneficially Owned by Each Reporting Person

                                         COMMON STOCK       COMMON STOCK OPTIONS
          John P. Polcari, Jr.              731,346               159,173

         Held by spouse Lucille
         Salhany as Trustee for
         Hal & Jake                          12,741
         Polcari (minors)


         John P. Polcari, Jr.                68,670
          and Lucille Salhany Polcari

         Held by spouse
         Lucille Salhany                     54,988

--------------------------------------------------------------------------------
  10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)
                                                                          [ ]

--------------------------------------------------------------------------------
  11     Percent of Class Represented by Amount
          in Row (9)                              867,745/7,033,696 Common Stock
                                                  12.34% Common Stock


                                                  159,173/1,089,300 Common Stock
                                                                    Options
                                                  14.61% Common Stock Options

--------------------------------------------------------------------------------
  12     Type of Reporting Person (See Instructions)

         John P. Polcari, Jr. IN
         Lucille Salhany      IN
         Minor Children       IN

--------------------------------------------------------------------------------


         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                           Date: February 5, 2001



                                           By:   /s/ John P. Polcari, Jr.
                                                 ------------------------
                                           Name: John P. Polcari, Jr.